UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28312

A.            Full title of the plan and the address of the plan, if

different from that of the

issuer named below:

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

B.            Name of issuer of the securities held pursuant to the

plan and the address of its

principal executive office:

First Federal Bancshares of Arkansas, Inc.

1401 Highway 62-65 North

Harrison, Arkansas  72601

Financial Statements and Exhibits

(a)                                  Financial Statements for the years ended December 31, 2010 and 2009, Supplemental Schedule as of December 31, 2010, and Reports of Independent Registered Public Accounting Firm.

(b)                                 Exhibit

(23)    Consent of Independent Registered Public Accounting Firm (following financial statements).

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Audit Committee of

First Federal Bancshares of Arkansas, Inc.

Employees’ Savings & Profit Sharing Plan

Harrison, Arkansas

We have audited the accompanying statements of net assets available for benefits of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic

/s/ Frost, PLLC

Little Rock, Arkansas

June 23, 2011

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
INVESTMENTS — Fair value:
First Federal Bancshares of Arkansas, Inc. common stock	$834,076	$1,398,292
Common collective trust funds	2,276,211	2,046,682
Money market account	1,398	1,352
Total investments	3,111,685	3,446,326

RECEIVABLES:
Notes receivable from participants	105,285	76,748
Employee contributions receivable	—	7,213
Due from broker	190	—
Total receivables	105,475	83,961

Total assets	3,217,160	3,530,287

LIABILITIES
Corrective distributions payable	10,861	2,967

Net assets available for benefits, at fair value	3,206,299	3,527,320

Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(3,424)	—

NET ASSETS AVAILABLE FOR BENEFITS	$3,202,875	$3,527,320

See notes to financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

ADDITIONS:
Contributions:
Employee contributions	$264,914	$346,318
Employer contributions	—	37,733
Rollover contributions	—	835

Total contributions	264,914	384,886

Interest and dividends	4,020	21,774

Total additions	268,934	406,660

DEDUCTIONS:
Net depreciation in fair value of investments	111,270	2,903,665
Benefits paid to participants	452,160	225,978
Corrective distributions	10,861	2,967
Administrative expenses	19,088	15,081

Total deductions	593,379	3,147,691

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(324,445)	(2,741,031)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,527,320	6,268,351

End of year	$3,202,875	$3,527,320

See notes to financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.                      DESCRIPTION OF THE PLAN

The following description of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan adopted effective June 1, 2006 covering all eligible employees of First Federal Bancshares of Arkansas, Inc. (the “Company”). Employees who have attained the age of 21 and have completed 12 consecutive months of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company also maintained a qualified Employee Stock Ownership Plan (“ESOP”). The Company merged the ESOP into the Plan effective June 1, 2006. Participant accounts under the ESOP are maintained as a separate source (“ESOP source”) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

Plan Administration — The Plan is administered by the Company. Indiana Bank & Trust Company served as trustee for the Plan until June 5, 2009.  Reliance Trust Company became trustee for the Plan effective June 5, 2009.

Contributions — Each year, participants may contribute up to 75% of their pretax annual compensation (“Plan Salary”), as defined by the Plan, subject to certain Internal Revenue Code (IRC) limitations. Employee contributions are on a pretax basis and are withheld from participants’ compensation. From January 1, 2009 through February 16, 2009, the Company contributed 100% of elective contributions not to exceed 3% of Plan Salary plus 50% of elective contributions that exceed 3% of Plan Salary but do not exceed 5% of Plan Salary. Effective February 16, 2009, the Company suspended its safe harbor matching contribution.  Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2010 or 2009. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s safe harbor contributions, and allocations of Company discretionary contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings, contributions or account balances, as defined. The ESOP source is credited with an allocation of the Company’s contribution, if any; eligible forfeitures of terminated participants’ nonvested accounts; and earnings on ESOP source assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. They may change these fund selections and transfer amounts between funds at any time.  The Plan permits participants to change their contribution percentage elections at any time with the change effective in the following pay period.

Vesting — Participants are vested immediately in their contributions and the Company’s safe harbor contribution plus actual earnings thereon. Vesting of the ESOP source is based upon years of service. A participant becomes fully vested in the ESOP source after five years of credited service. Contributions made to the ESOP source after 2006 become fully vested after three years of credited service.

Benefits and Forfeitures — Upon a participant’s attainment of normal retirement age, disability, or death, the employee’s account is fully vested and distributed to the participant or the designated beneficiary. Under the terms of the Plan, the methods of distribution upon retirement or termination of service will be either a lump sum payment or periodic installments spread over a period not to exceed the life expectancy of the participant and his or her spouse.

Participants with vested ESOP stock may elect to receive a distribution of cash dividends on their ESOP stock or have the dividends paid to the ESOP source of the Plan and reinvested in Company stock. Participants may change their election with respect to dividends annually.

ESOP source amounts forfeited are utilized first to restore accounts of employees rehired before they have a five-year break in service (defined as five consecutive years with no hours of service), with the remaining balance allocated to participant accounts with ESOP source balances. At December 31, 2010 and 2009, forfeited nonvested ESOP balances totaled approximately $1,000 and $2,000, respectively.

Notes Receivable from Participants — Notes receivable from participants are permitted under the provisions of the Plan and may range from a minimum of $1,000 to a maximum of the lesser of $50,000 or 50% of the individual’s vested account balance, excluding the ESOP source. The notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.25%, which represents the prime lending rate in effect at the time the note was originated plus 1%. Principal and interest is paid ratably through payroll deductions.

Corrective Distributions — The Plan failed the average deferral test for the years ended December 31, 2010 and 2009.  As a result, corrective distributions of $10,861 and $2,967 were recorded as a liability and as a distribution in the accompanying financial statements as of and for the years ended December 31, 2010 and 2009, respectively.  These corrective distributions were paid to the applicable participants in 2011 and 2010, respectively.

Diversification — Plan participants have the right to diversify any or all of their ESOP shares into any available funds under the Plan.

Reclassifications — Certain reclassifications have been made to the 2009 amounts in order for them to conform to the 2010 presentation.

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition — The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unit Values — Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document. During 2010 and 2009, fees for trustee services, administration of the Plan, attorneys, and accountants were paid by the Company. The Company may continue to pay these fees in the future if it so chooses; otherwise, these fees will be paid by the Plan.

Payment of Benefits — Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts — While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.  As required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210-45, “Fully Benefit-Responsive Contract,” the statement of net assets available for benefits as of December 31, 2010, presents the fair value of the investment in the fully benefit-responsive common collective trust fund, as well as the adjustment of the investment in this common collective trust fund from fair value to contract value relating to the investment contract. No adjustment from fair value to contract value is presented in the statement of net assets available for benefits as of December 31, 2009, as the amount of the adjustment was determined to be immaterial. The statement of changes in net assets available for benefits is always prepared on the contract value basis. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, management of the Plan does not believe that such events are probable of occurring.

Recent Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.  The Plan adopted ASU 2010-06 during 2010 and such adoption did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU Update 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in ASU 2010-25 are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 31, 2010.  ASU 2010-25 was adopted by the Plan as of December 31, 2010.

3.                        FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2010 or 2009.

First Federal Bancshares of Arkansas, Inc. common stock:  Investments in publicly-traded securities (First Federal Bancshares of Arkansas, Inc.’s common stock) are valued at quoted market prices on the last business day of the Plan year.

Common collective trust funds:  The fair value of interests in common collective trust funds, other than stable value funds, are based upon the fair value of the underlying investments held by the funds, as determined by the trustee using the audited financial statements of the common collective trust funds.  The fair value of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers.

Money market account:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
December 31, 2010
First Federal Bancshares of Arkansas, Inc. common stock	$834,076		$—	$834,076
Common collective trust funds
Target retirement funds	—	$148,725	—	148,725
Asset allocation funds	—	943,401	—	943,401
Fixed income funds	—	227,152	—	227,152
International fund	—	90,461	—	90,461
REIT fund	—	80,399	—	80,399
Stock funds	—	677,307	—	677,307
Short term investment fund	—	108,766	—	108,766
Money market account	1,398	—	—	1,398
	$835,474	$2,276,211	$—	$3,111,685

December 31, 2009
First Federal Bancshares of Arkansas, Inc. common stock	$1,398,292	$—	$—	$1,398,292
Common collective trust funds	—	2,046,682	—	2,046,682
Money market account	1,352	—	—	1,352
	$1,399,644	$2,046,682	$—	$3,446,326

4.                        INVESTMENTS

The market values of investments that represent more than 5% of the Plan’s net assets as of December 31, 2010 and 2009 are as follows:

	2010	2009

First Federal Bancshares of Arkansas, Inc. common stock:
115,433 and 122,121 shares at December 31, 2010 and 2009, respectively	$834,076	$1,398,292
State Street Global Advisors Common Collective Trust Funds:
S&P Midcap Fund	161,080	**
Growth & Income Fund	291,351	387,437
Growth Fund	565,203	529,606
	$1,851,710	$2,315,335

**Did not represent more than 5% of the Plan’s net assets as of December 31, 2009.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009

First Federal Bancshares of Arkansas, Inc. common stock	$(389,448)	$(3,276,507)
Common Collective Trust Funds	278,178	372,842

	$(111,270)	$(2,903,665)

5.                        PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan allows participants to invest their account balances in shares of the Company.  The number of shares of common stock held by the Plan at December 31, 2010 and 2009, after giving effect to the 1-for-5 reverse stock split (see Note 9), was 115,433 shares and 122,121 shares, respectively.  The fair value of these shares at December 31, 2010 and 2009 was $834,076 and $1,398,292 respectively.  An annual cash dividend of $0.15 per share of common stock outstanding was paid during the year ended December 31, 2009. No cash dividends were paid during the year ended December 31, 2010. The Plan also holds notes receivable from participants.  Therefore, these investments and notes receivable from participants and all transactions involving these investments and notes receivable from participants were with a party-in-interest. These transactions are exempt from being prohibited transactions under ERISA.

6.                        PLAN TERMINATION

Although it has not expressed intention to do so, the Company has the right under the Plan to make amendments to the Plan, to discontinue its contribution terms at any time, and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan was terminated, the amount credited to each participant’s account would become fully vested.

7.                        FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Pentegra Services, Inc. (“Pentegra”). Pentegra received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS and as permitted by the IRS, the Plan is relying on the opinion letter on the prototype plan document for its own qualification. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.                        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements as of and for the years ended December 31, 2010 and 2009 to the Form 5500.

	2010	2009

Net assets available for benefits per the financial statements	$3,202,875	$3,527,320
Employee contributions receivable	—	(7,213)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	3,424	—
Corrective distribution payable	10,861	2,967
Net assets available for benefits per the Form 5500	$3,217,160	$3,523,074

Employee contributions per the financial statements	$264,914	$346,318
Add: Prior year employee contributions receivable	7,213	—
Less: Current year employee contributions receivable	—	(7,213)
Employee contributions per the Form 5500	$272,127	$339,105

Net depreciation in fair value of investments	$111,270
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(3,424)
Net depreciation in fair value of investments per the Form 5500	$107,846

Corrective distributions per the financial statements	$10,861	$2,967
Correction distribution payable — 2010 paid in 2011	(10,861)	—
Corrective distribution payable — 2009 paid in 2010	2,967	(2,967)
Corrective distributions per the Form 5500	$2,967	$—

9.                        SUBSEQUENT EVENTS

At a special meeting on April 29, 2011, the Company’s stockholders voted to approve an amendment of the Company’s Articles of Incorporation to effect a 1-for-5 reverse split (the “Reverse Stock Split”) of the Company’s issued and outstanding shares of common stock. The Reverse Stock Split was effective on May 3, 2011. All fractional shares were rounded down and any shareholder that would be entitled to receive a fractional share was paid the fair market value of the fractional share in cash.

At December 31, 2010 and December 31, 2009, the Plan held 557,165 and 610,608 shares of the Company’s common stock, respectively. After adjusting for the effects of the Reverse Stock Split, the Plan held 115,433 and 122,121 shares of the Company’s common stock at December 31, 2010 and December 31, 2009, respectively.

The Company also commenced a rights offering on May 10, 2011, through which it distributed, at no charge to holders of its common stock as of the close of business on March 23, 2011 (the “Record Date”), rights to purchase shares of the Company’s common stock at a subscription price of $3.00 per full share. Participants who held shares of the Company’s common stock in their Plan account as of the Record Date were given the opportunity to exercise the rights with respect to those shares of common stock to the same extent as other holders of the Company’s common stock.  Any rights credited to Plan accounts expired unless they were properly exercised by the Plan deadline of June 14, 2011 specified in the rights offering prospectus and related supplement.  As of June 21, 2011, 276,579 shares had been subscribed by Plan participants.

******

SUPPLEMENTAL SCHEDULE

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2010

SPONSOR FEDERAL ID #71-0785261 (PLAN 003)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	First Federal Bancshares of Arkansas, Inc. common stock		**	$834,076

	Common Collective Trust Funds
	State Street Global Advisors	Short Term Investment Fund	**	108,766
	State Street Global Advisors	Aggregate Bond Fund	**	17,814
	State Street Global Advisors	Long Treasury Index Fund	**	85,683
	State Street Global Advisors	Growth Fund	**	565,203
	State Street Global Advisors	Growth & Income Fund	**	291,351
	State Street Global Advisors	Income Plus Fund	**	86,847
	State Street Global Advisors	International Fund	**	90,461
	State Street Global Advisors	NASDAQ 100 Fund	**	139,228
	State Street Global Advisors	Retirement 2015	**	40,088
	State Street Global Advisors	Retirement 2025	**	49,978
	State Street Global Advisors	Retirement 2035	**	46,111
	State Street Global Advisors	Retirement 2045	**	12,548
	State Street Global Advisors	Russell 2000 Stock Fund	**	121,489
	State Street Global Advisors	S&P 500 Stock Fund	**	86,951
	State Street Global Advisors	S&P 500 Growth Stock Fund	**	120,159
	State Street Global Advisors	S&P 500 Value Stock Fund	**	48,400
	State Street Global Advisors	S&P Midcap Fund	**	161,080
	State Street Global Advisors	Invesco Stable Value Fund	**	123,655
	State Street Global Advisors	U.S. Real Estate Securities Fund	**	80,399

				2,276,211
	Cash Equivalents
	Goldman Sachs	Money Market Fund	**	1,398

	Participant Loans
*	Participants	Loans to participants (interest rates ranging from 4.25% to 6.25% and maturities from 2011 through 2015)	**	105,285

	TOTAL INVESTMENTS			$3,216,970

*      Represents a party-in-interest.

**   Assets are participant-directed investments; therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Regulation
S-K Exhibit
Number	Document

23.1	Consent of Frost, PLLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Name of Plan

/s/ Larry J. Brandt	June 23, 2011
Larry J. Brandt
Chief Executive Officer

/s/ Sherri R. Billings	June 23, 2011
Sherri R. Billings
Executive Vice President and Chief Financial and Accounting Officer